UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25979

Western Sierra Bancorp
(Exact name of registrant as specified in its charter)

     4080 Plaza Goldorado Circle
 Cameron Park, California 95682
 (530) 677-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule	12g-4(a)(1)(i)	[X]	Rule	12h-3(b)(1)(i)	[X]
Rule	12g-4(a)(1)(ii)	[ ]	Rule	12h-3(b)(1)(ii)	[ ]
Rule	12g-4(a)(2)(i)	[ ]	Rule	12h-3(b)(2)(i)	[ ]
Rule	12g-4(a)(2)(ii)	[ ]	Rule	12h-3(b)(2)(ii)	[ ]
			Rule	15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:				NONE

Pursuant to the requirements of the Securities Exchange Act of 1934, Umpqua Holdings Corporation, as successor to Western Sierra Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 2, 2006	Umpqua Holdings Corporation
By: /s/ Kenneth E. Roberts
Kenneth E. Roberts, Assistant Secretary